# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: byNordic Acquisition Corp, CIK 0001801417
CUSIP: 124420209
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: Einar Hansens Esplanad 29, Malmo, Sweden (V7), 21113
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001810071

## Reporting persons
- Water by Nordic AB: type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); sole voting power 2,743,743; shared voting power 2,636,982; sole dispositive power 2,743,743; shared dispositive power 2,636,982; aggregate amount beneficially owned 5,380,720 (69.9% of the class)
  Comment: Represents (i) 1,494,861 shares of Class A Common Stock ("Class A Shares") and (ii) 1,248,882 shares of Class B Common Stock, which are convertible one for one into Class A Shares ("Class B Shares").
  
  (2) Represents (i) 1,445,139 Class A Shares and (ii) 1,191,843 Class A Shares, issuable in respect of 1,191,843 Class B Shares.
  
  (3) Represents (i) 2,940,000 Class A Shares and (ii) 2,440,725 Class A Shares, issuable in respect of 2,440,725 Class B Shares.
  
  (4) Calculated based on (i) 3,947,796 Class A Shares outstanding as of November 14, 2024 as reported on the Issuer's Form 10-Q, filed on November 14, 2024 and (ii) an additional 3,750,000 Class A Shares issuable in respect of 3,750,000 Class B Shares.
- byNordic Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,542,917; sole dispositive power 0; shared dispositive power 1,542,917; aggregate amount beneficially owned 1,542,917 (20.04% of the class)
  Comment: (1) Represents (i) 845,560 Class A Shares and (ii) 697,357 Class A Shares, issuable in respect of Class B Shares.
  
  (2) Calculated based on (i) 3,947,796 Class A Shares outstanding as of November 14, 2024 as reported on the Issuer's Form 10-Q, filed on November 14, 2024 and (ii) an additional 3,750,000 Class A Shares issuable in respect of 3,750,000 Class B Shares.
- byNordic Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,094,065; sole dispositive power 0; shared dispositive power 1,094,065; aggregate amount beneficially owned 1,094,065 (14.21% of the class)
  Comment: (1) Represents (i) 599,579 Class A Shares and (ii) 494,486 Class A Shares, issuable in respect of Class B Shares.
  
  (2) Calculated based on (i) 3,947,796 Class A Shares outstanding as of November 14, 2024 as reported on the Issuer's Form 10-Q, filed on November 14, 2024 and (ii) an additional 3,750,000 Class A Shares issuable in respect of 3,750,000 Class B Shares.

## Item 1. Issuer
Name of issuer: byNordic Acquisition Corp
Address of issuer's principal executive offices: Einar Hansens Esplanad 29, Malmo, Sweden, 21113

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

1. Water by Nordic AB

2. byNordic Holdings LLC

3. byNordic Holdings II LLC
Address of principal business office or, if none, residence: Einar Hansens Esplanad 29, Malmo, Sweden, 21113
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page. Water by Nordic AB (the "Sponsor") holds 1,494,861 Class A Shares and 1,248,882 Class B Shares. byNordic Holdings LLC ("byNordic") directly holds 845,560 Class A Shares and 697,357 Class B Shares and byNordic Holdings II LLC ("byNordic II") directly holds 599,579 Class A Shares and 494,486 Class B Shares. The Sponsor controls byNordic and byNordic II and therefore is attributed beneficial ownership over all of the reported securities. As such, included in the Sponsor's beneficial ownership are 1,445,139 Class A Shares and 1,191,843 Class B Shares held by byNordic and byNordic II. The Sponsor's beneficial ownership represents 69.90% of the Issuer's outstanding Common Stock, byNordic's beneficial ownership represents 20.04% of the Issuer's outstanding Common Stock, and byNordic II's beneficial ownership represents 14.21% of the Issuer's outstanding Common Stock. Such percentages were calculated based on (i) 3,947,796 Class A Shares outstanding as of November 14, 2024 as reported on the Issuer's Form 10-Q, filed on November 14, 2024 and (ii) an additional 3,750,000 Class A Shares issuable in respect of 3,750,000 Class B Shares. This filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 14, 2025.

## Signatures
- Water by Nordic AB: /s/ Jonas Olsson, Jonas Olsson/Chairman (02/14/2025)
- byNordic Holdings LLC: /s/ Thomas Fairfield, Thomas Fairfield/President of byNordic Manager LLC (02/14/2025)
- byNordic Holdings II LLC: /s/ Thomas Fairfield, Thomas Fairfield/President of byNordic Manager LLC (02/14/2025)